UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 8, 2018	ChipMOS TECHNOLOGIES INC.
(Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts: In Taiwan Jesse Huang ChipMOS TECHNOLOGIES INC. +886-6-5052388 ext. 7715 jesse_huang@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS THIRD QUARTER 2018 RESULTS

Q3’18 Highlights (as compared to Q2’18):

•	Net Revenue Grows 11.4% to US$164.3 Million Compared to US$147.5 Million

•	Gross Profit Improves to US$32.0 Million Compared to US$24.2 Million

•	Gross Margin Increases to 19.5% Compared to 16.4%

•	Net Earnings of US$0.37 Per Basic ADS Compared to US$0.10 Per Basic ADS; Net Earnings of US$0.02 Per Basic Common Share Compared to US$0.005 Per Basic Common Share

•

Distributed Cash Dividend of NT$0.3 Per Common Share and Capital Reduction of NT$1.5 Per Common Share on October 31, 2018, Capital Reduction of US$0.969 Per ADS on November 2, 2018 and Cash Dividend of US$0.194 Per ADS on November 7

•	Retained Balance of Cash and Cash Equivalents at US$199.2 Million, with Net Debt Balance of US$135.2 Million

Hsinchu, Taiwan - 11/8/2018 - ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the third quarter ended September 30, 2018. All U.S. dollar figures cited in this press release are based on the exchange rate of NT$30.46 against US$1.00 as of September 28, 2018.

All the figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“Taiwan-IFRS”).

Net revenue for the third quarter of 2018 was NT$5,005.2 million or US$164.3 million, an increase of 11.4% from NT$4,491.6 million or US$147.5 million in the second quarter of 2018 and an increase of 13.0% from NT$4,431.1 million or US$145.5 million for the same period in 2017.

Net profit attributable to equity holders of the Company for the third quarter of 2018 was NT$439.6 million or US$14.4 million, and NT$0.56 or US$0.02 per basic common share, as compared to net profit attributable to equity holders of the Company for the second quarter of 2018 of NT$124.1 million or US$4.1 million, and NT$0.15 or US$0.005 per basic common share, and compared to net profit attributable to equity holders of the Company in the third quarter of 2017 of NT$162.0 million or US$5.3 million, and NT$0.19 or US$0.01 per basic common share. Net earnings for the third quarter of 2018 were US$0.37 per basic ADS, compared to US$0.10 per basic ADS for the second quarter of 2018 and US$0.13 per basic ADS in the third quarter of 2017.

S.J. Cheng, Chairman and President of ChipMOS, said, “We are pleased with third quarter results. We achieved 11.4% revenue growth compared to Q2 and improved our gross margin to 19.5% from 16.4% over the same period. We are benefitting from higher utilization levels, a more favorable product mix and higher prices for our services. We expect continued revenue and profit growth led by existing customer programs, higher volume allocations and ongoing competitive share gains. We also continue to benefit from higher customer demand in our TDDI and 12” fine pitch COF businesses. TDDI test demand remains strong as smartphones shift to full screen panels and narrow bezel models, with test programs that run an average of 3 times longer than that of DDIC programs. This puts our capacity at an even higher premium.”

Silvia Su, Vice President of Finance and Accounting, commented, “ChipMOS is positioned for growth with higher utilization rates, healthy demand in our key markets and a strong balance sheet. We ended the third quarter with a balance of cash and cash equivalents of US$199.2 million, a net debt balance of US$135.2 million, and a net debt to equity ratio of 23.5%. This is after CapEx of $32.8 million in the third quarter, the majority of which was invested to meet higher customer demand levels for our DDIC related capacity, mainly for DDIC wafer test, and our mixed-signal product testing. We finalized our Capital Reduction in October, which reduced our outstanding shares by approximately 15%, and we distributed NT$1.5 per common share to shareholders. Separately, we distributed a cash dividend to shareholders in October of NT$0.3 per common share. Our focus remains on improving profitability and building shareholders’ value.”

Selected Operation Data

	Q3’18		Q2’18
Revenue by segment
Testing		24.5%		27.6%
Assembly		24.3%		26.2%
LCD Driver		32.6%		28.9%
Bumping		18.6%		17.3%
CapEx	US$	32.8 million	US$	32.1 million
Testing		46.1%		38.3%
Assembly		6.4%		6.0%
LCD Driver		39.6%		46.7%
Bumping		7.9%		9.0%
Depreciation and amortization expenses	US$	28.2 million		US$27.7 million

Utilization by segment
Testing		78%		80%
Assembly		63%		64%
LCD Driver		81%		81%
Bumping		77%		70%
Overall		75%		74%

Condensed consolidated statements of cash flows

	Period ended Sep. 30, 2018 US$ million	Period ended Sep. 30, 2017 US$ million
Net cash generated from (used in) operating activities	88.6	114.5
Net cash generated from (used in) investing activities	(137.6)	(74.2)
Net cash generated from (used in) financing activities	(15.8)	(3.9)
Net increase (decrease) in cash and cash equivalents	(64.8)	36.4
Effect of exchange rate changes on cash	0.2	(0.5)
Cash and cash equivalents at beginning of period	263.8	248.6
Cash and cash equivalents at end of period	199.2	284.5

Investor Conference Call / Webcast Details

ChipMOS will host two conference calls on Thursday, November 8, 2018 to discuss the Company’s financial results for the third quarter of 2018.

1.	Date: Thursday, November 8, 2018
Time: 4:00PM Taiwan (3:00AM New York)
Dial-In: +886-2-21928016
Password: 908911#
Replay Starting 2 Hours After Live Call Ends: www.chipmos.com.tw
Language: Mandarin

2.	Date: Thursday, November 8, 2018
Time: 8:00PM Taiwan (7:00AM New York)
Dial-In: +1-201-689-8562
Password: 13684391
Replay Starting 2 Hours After Live Call Ends: +1-412-317-6671, with ID 13684391
Webcast of Live Call and Replay: www.chipmos.com
Language: English

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (“ChipMOS” or the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (https://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with the Taiwan-IFRS, ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, interest expense, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with the Taiwan-IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2018 and Sep. 30, 2017

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Sep. 30, 2018	June. 30, 2018	Sep. 30, 2017
	USD	USD	USD
Revenue	164.3	147.5	145.5
Cost of revenue	(132.3)	(123.3)	(120.5)

Gross profit	32.0	24.2	25.0

Research and development expenses	(7.7)	(8.2)	(8.1)
Sales and marketing expenses	(0.4)	(0.5)	(0.5)
General and administrative expenses	(3.9)	(4.0)	(4.1)
Other operating income (expenses), net	0.9	2.1	0.9

Operating profit	20.9	13.6	13.2

Non-operating income (expenses), net	(2.4)	2.1	(3.7)

Profit (loss) before tax	18.5	15.7	9.5
Income tax benefit (expense)	(4.1)	(11.6)	(2.0)

Profit (loss) from continuing operations	14.4	4.1	7.5
Profit (loss) from discontinued operations	—	—	(2.2)

Profit (loss) for the period	14.4	4.1	5.3

Attributable to:
Equity holders of the Company
- Continuing operations	14.4	4.1	7.5
- Discontinued operations	—	—	(2.2)

	14.4	4.1	5.3

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Sep. 30, Jun. 30, 2018 and Sep. 30, 2017

Figures in Millions of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months Ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
	USD	USD	USD
Profit (loss) for the period	14.4	4.1	5.3
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(3.3)	(0.9)	1.1
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	0.9	0.5	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(0.0)	(0.0)	—
Income tax effect	(0.2)	(0.1)	—

Total other comprehensive income (loss)	(2.6)	(0.5)	1.1

Total comprehensive income (loss)	11.8	3.6	6.4

Profit (loss) attributable to the Company – basic	14.4	4.1	5.3

Earnings (loss) per share attributable to the Company – basic	0.02	0.005	0.01

Earnings (loss) per ADS equivalent – basic	0.37	0.10	0.13

Weighted average shares outstanding (in thousands) – basic	786,260	849,672	846,840

Profit (loss) attributable to the Company – diluted	14.4	4.1	5.3

Earnings (loss) per share attributable to the Company – diluted	0.02	0.005	0.01

Earnings (loss) per ADS equivalent – diluted	0.36	0.10	0.12

Weighted average shares outstanding (in thousands) – diluted	792,443	857,028	853,644

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.46 against US$1.00 as of Sep. 28, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months Ended Sep. 30, Jun. 30, 2018 and Sep. 30, 2017

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
	NTD	NTD	NTD
Revenue	5,005.2	4,491.6	4,431.1
Cost of revenue	(4,029.4)	(3,756.4)	(3,670.3)

Gross profit	975.8	735.2	760.8

Research and development expenses	(233.6)	(249.5)	(246.9)
Sales and marketing expenses	(13.8)	(13.9)	(14.4)
General and administrative expenses	(119.0)	(120.9)	(125.0)
Other operating income (expenses), net	26.7	63.2	27.7

Operating profit	636.1	414.1	402.2

Non-operating income (expenses), net	(71.4)	62.9	(114.1)

Profit (loss) before tax	564.7	477.0	288.1

Income tax benefit (expense)	(125.1)	(352.9)	(60.9)

Profit (loss) from continuing operations	439.6	124.1	227.2

Profit (loss) from discontinued operations	—	—	(65.2)

Profit (loss) for the period	439.6	124.1	162.0

Attributable to:
Equity holders of the Company
- Continuing operations	439.6	124.1	227.2
- Discontinued operations	—	—	(65.2)

	439.6	124.1	162.0

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (CONTINUED)

For the Three Months Ended Sep. 30, Jun. 30, 2018 and Sep. 30, 2017

Figures in Millions of NT dollars (NTD)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	Three months ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
	NTD	NTD	NTD
Profit (loss) for the period	439.6	124.1	162.0
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(103.0)	(25.3)	32.8
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	28.2	14.1	—
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method	(1.0)	(0.8)	—
Income tax effect	(5.6)	(2.8)	—

Total other comprehensive income (loss)	(81.4)	(14.8)	32.8

Total comprehensive income (loss)	358.2	109.3	194.8

Profit (loss) attributable to the Company – basic	439.6	124.1	162.0

Earnings (loss) per share attributable to the Company – basic	0.56	0.15	0.19

Earnings (loss) per ADS equivalent – basic	11.18	2.92	3.83

Weighted average shares outstanding (in thousands) – basic	786,260	849,672	846,840

Profit (loss) attributable to the Company – diluted	439.6	124.1	162.0

Earnings (loss) per share attributable to the Company – diluted	0.55	0.14	0.19

Earnings (loss) per ADS equivalent – diluted	11.09	2.90	3.80

Weighted average shares outstanding (in thousands) – diluted	792,443	857,028	853,644

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2018 and Sep. 30, 2017

Figures in Millions of U.S. dollars (USD) (1)

	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
ASSETS	USD	USD	USD
Current assets
Cash and cash equivalents	199.2	134.0	284.5
Accounts and notes receivable, net	155.1	142.6	132.6
Inventories	58.1	59.1	62.7
Other current assets	17.6	17.5	12.0

Total current assets	430.0	353.2	491.8

Non-current assets
Financial assets at fair value through profit or loss	0.4	0.4	—
Financial assets at fair value through other comprehensive income	4.7	3.8	—
Non-current financial assets carried at cost	—	—	0.7
Investments accounted for using equity method	129.8	135.0	113.7
Property, plant & equipment	524.6	520.2	492.2
Other non-current assets	12.9	11.5	11.6

Total non-current assets	672.4	670.9	618.2

Total assets	1,102.4	1,024.1	1,110.0

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	—	25.7
Accounts payable and payables to contractors and equipment suppliers	44.7	44.1	49.8
Long-term bank loans, current portion	24.5	24.5	70.3
Long-term lease obligations payable, current portion	0.7	0.4	0.4
Other current liabilities	122.3	73.7	61.5

Total current liabilities	192.2	142.7	207.7

Non-current liabilities
Long-term bank loans	309.2	250.0	281.5
Long-term lease obligations payable	—	0.4	0.7
Other non-current liabilities	24.8	24.8	23.7

Total non-current liabilities	334.0	275.2	305.9

Total liabilities	526.2	417.9	513.6

EQUITY
Capital stock – common stock	247.2	290.8	291.0
Capital surplus	206.2	206.2	206.6
Retained earnings	152.2	137.8	132.4
Other equity interest	2.2	4.5	(0.5)
Treasury stock	(31.6)	(33.1)	(33.1)

Equity attributable to equity holders of the Company	576.2	606.2	596.4

Total equity	576.2	606.2	596.4

Total liabilities and equity	1,102.4	1,024.1	1,110.0

Note:

(1)

All U.S. dollar figures in this release are based on the exchange rate of NT$30.46 against US$1.00 as of Sep. 28, 2018. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES INC.

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of Sep. 30, Jun. 30, 2018 and Sep. 30, 2017

Figures in Millions of NT dollars (NTD)

	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
	NTD	NTD	NTD
ASSETS
Current assets
Cash and cash equivalents	6,067.2	4,082.6	8,666.9
Accounts and notes receivable, net	4,725.3	4,341.9	4,038.7
Inventories	1,770.1	1,800.3	1,911.2
Other current assets	535.0	534.3	364.6

Total current assets	13,097.6	10,759.1	14,981.4

Non-current assets
Financial assets at fair value through profit or loss	11.4	11.8	—
Financial assets at fair value through other comprehensive income	142.9	114.7	—
Non-current financial assets carried at cost	—	—	20.9
Investments accounted for using equity method	3,954.2	4,114.0	3,461.8
Property, plant & equipment	15,979.9	15,844.2	14,992.3
Other non-current assets	391.7	351.6	354.4

Total non-current assets	20,480.1	20,436.3	18,829.4

Total assets	33,577.7	31,195.4	33,810.8

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Short-term bank loans	—	—	783.8
Accounts payable and payables to contractors and equipment suppliers	1,360.7	1,341.8	1,515.8
Long-term bank loans, current portion	747.3	747.3	2,142.6
Long-term lease obligations payable, current portion	20.7	11.6	11.6
Other current liabilities	3,725.7	2,244.9	1,873.4

Total current liabilities	5,854.4	4,345.6	6,327.2

Non-current liabilities
Long-term bank loans	9,418.4	7,616.7	8,574.5
Long-term lease obligations payable	—	12.0	21.1
Other non-current liabilities	754.6	755.1	720.5

Total non-current liabilities	10,173.0	8,383.8	9,316.1

Total liabilities	16,027.4	12,729.4	15,643.3

EQUITY
Capital stock – common stock	7,529.0	8,859.8	8,864.1
Capital surplus	6,280.9	6,281.2	6,292.6
Retained earnings	4,636.1	4,196.4	4,032.4
Other equity interest	66.8	136.2	(14.0)
Treasury stock	(962.5)	(1,007.6)	(1,007.6)

Equity attributable to equity holders of the Company	17,550.3	18,466.0	18,167.5

Total equity	17,550.3	18,466.0	18,167.5

Total liabilities and equity	33,577.7	31,195.4	33,810.8

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Figures in Millions of U.S. dollars (USD))

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
	USD	USD	USD
Operating profit	20.9	13.6	13.2
Add: Depreciation	28.2	27.7	24.4
Interest income	0.4	0.4	0.4
Less: Capital expenditures	(32.8)	(32.1)	(36.7)
Interest expense	(1.1)	(1.2)	(1.6)
Income tax expense	(4.1)	(11.6)	(2.0)
Dividend	—	—	(28.1)

Non-GAAP free cash flow	11.5	(3.2)	(30.4)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended
	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
	USD	USD	USD
Operating profit	20.9	13.6	13.2
Add: Depreciation	28.2	27.7	24.4

Non-GAAP EBITDA	49.1	41.3	37.6

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	Sep. 30, 2018	Jun. 30, 2018	Sep. 30, 2017
	USD	USD	USD
Short-term bank loans	—	—	25.7
Long-term bank loans (including current portion)	333.7	274.5	351.8
Long-term lease obligations payable (including current portion)	0.7	0.8	1.1
Less: Cash and cash equivalents	(199.2)	(134.0)	(284.5)

Net debt	135.2	141.3	94.1

Equity attributable to equity holders of the Company	576.2	606.2	596.4

Net debt to equity ratio	23.5%	23.3%	15.8%